EXHIBIT 77C
INCOME TRUST

     An Annual Meeting of Shareholders of the Trust was held on July 28, 1998, where shareholders voted on the election of trustees and the ratification of Ernst & Young LLP as independent auditors. With regard to the election of David
C. Arch as elected trustee by the common shareholders of the Trust 11,493,720 shares voted in his favor, 196,526 shares withheld. With regard to the election of Howard J Kerr as elected trustee by the shareholders of the Trust 11,494,220 shares voted in his favor and 196,026 shares withheld. With regard to the election of Dennis J. McDonnell as elected trustee by the shareholders of the Trust 11,494,623 shares voted in his favor and 195,624 shares withheld. The other trustees of the Fund whose terms did not expire in 1998 as Rod Dammeyer, Theodore A. Myers, Dr. Steven Muller, Ph.D., Hugo Sonnenschein, Don G. Powell and Wayne W. Whalen. With regard to the ratification of Ernst & Young LLP as independent auditors for the Trust, 11,474,136 shares voted in favor of the proposal, 76,982 shares voted against and 139,129 shares abstained.